SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of November 2007
Enel Società per Azioni
Viale Regina Margherita 137
00198, Rome
Italy
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Certain of the information included in this Report is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially. The Company’s core business includes the generation, distribution and sale of electricity and the distribution and sale of gas.  The Company’s outlook is predominately based on its interpretation of what it considers to be the key economic factors affecting its businesses. Forward-looking statements with regard to the Company’s businesses involve a number of important factors that are subject to change, including: the many interrelated factors that affect customers’ demand, including general economic conditions, industry trends, and increased competition in each of the Company’s markets; the Company’s ability to implement successfully its cost reduction program; the Company’s ability to implement its strategy focused on its core energy business; future capital expenditure and investments; legislation, particularly that relating to the regulation of the markets for electricity and other public utility services, tariff regimes, the environment, trade and commerce and infrastructure development; the actions of competitors in various industries in which the Company competes; production difficulties, including capacity and supply constraints; labor relations; interest rates and currency exchange rates; political and civil unrest; and other risks and uncertainties.

The information included in this Report has been given to Commissione Nazionale per le Società e la Borsa (CONSOB), the Italian public authority regulating Italian capital markets, and/or to Borsa Italiana S.p.A., the company owning and managing the Mercato Telematico Azionario, the Italian automated screen-based trading system on which the ordinary shares of Enel Società per Azioni are listed, or is otherwise furnished pursuant to General Instruction B to the General Instructions to Form 6-K.

Table of contents:
- Press release dated November 8, 2007;
- Notice of a change in the share capital of Enel S.p.A. dated November 7, 2007;
- Notice relating to trading of Enel shares by Senior Management dated October 26, 2007;
- Analyst Presentation dated November 8, 2007 – 9M2007 Results and strategic update on Russia.

Press Release
Enel Board Approves Results At 30 September 2007
Revenues: 28,760 million euro (28,621 million euro as of 30 September 2006, +0.5%)
EBITDA:6,711 million euro (6,264 million euro as of 30 September 2006, +7.1%)
EBIT: 4,751 million euro (4,885 million euro as of 30 September 2006, -2.7%)
Group net income: 2,678 million euro (2,640 million euro as of 30 September 2006, +1.4%)
Net financial debt: 24,769 million euro (11,690 million euro as of 31 December 2006, +111.9%)
Enel’s strategy on the Russian market presented to the financial community
This press release uses a number of “alternative performance indicators” not envisaged in the IFRS-EU accounting principles (EBITDA, net financial debt and net capital employed). In accordance with recommendation CESR/05-178b published on November 3, 2005, the criteria used to calculate these indicators are described in the attachments.
Rome, 8 November 2007 – The Board of Directors of Enel SpA, chaired by Piero Gnudi, today examined and approved the results for the third quarter and the first nine months of 2007.
Consolidated financial highlights for the first nine months of 2007 (Millions of euro)

	First nine		First nine
	months of 2007		months of 2006		Change
Revenues	28,760		28,621		+0.5%
EBITDA	6,711		6,264		+7.1%
EBIT	4,751		4,885		-2.7%
Group net income	2,678		2,640		+1.4%
Net financial debt	24,769	*	11,690	**	+111.9%

*	as of 30 September 2007,

**	as of 31 December 2006
Fulvio Conti, Enel’s CEO, commented: “The positive performance in the first nine months of the year confirm our expectations of improved operating performance for the full year 2007 compared to 2006. The International Division recorded a significant improvement of its results, and is now boosted by the successful takeover of Endesa and the expansion in Russia. Such transactions complete substantially

Enel’s international expansion, having the Group reached an optimal size, diversifying and improving its technology mix and presence in European and American markets”.
OPERATIONAL HIGHLIGHTS
Electricity and Gas Sales
Enel Group’s electricity sales to end customers in the first nine months of 2007 stand at 127.3 TWh (1 TWh =1 billion KWh) of which 106.5 TWh in Italy and 20.8 TWh abroad.
In Italy, overall sales of electricity to end customers remained essentially in line with those for the first nine months of 2006 (-0.5%). In particular, sales on the formerly regulated market fell from 91.8 TWh in the first nine months of 2006 to 78.0 TWh of the corresponding period in 2007 (-15.0%) owing to the progressive opening of the market which conversely led to an 87.5% increase in sales on the free market, which rose from 15.2 TWh in the first nine months of 2006 to 28.5 TWh during the same period in 2007.
Electricity sales abroad more than doubled, soaring from 10.0 TWh in the first nine months of 2006 to 20.8 TWh in the same period in 2007 (+108.0%) essentially as the result of the contribution of the Russian trading company RusEnergoSbyt which was consolidated as of the end of June of 2006.
In the domestic gas market, Enel continued its strategy of focusing on small-to-medium-sized firms (i.e. those with a consumption of less than 200,000 cubic meters a year). This strategy has led, compared to the same period last year, to a 6.3% increase in the number of customers (2,433,788 at the end of September 2007), notwithstanding a reduction of volumes sold (from 3.2 billion cubic meters in the first nine months of 2006 to 2.9 billion cubic meters in the same period of 2007). This was chiefly due to the warm weather conditions experienced in the first months of 2007 which consequently reduced the demand for gas in the residential as well as commercial segment by more than 15%.
Power Generation
Enel Group’s total net power generation in the first nine months of 2007 amounted to 95.9 TWh, of which 69.9 TWh in Italy and 26.0 TWh abroad.
59.0% of the net production in Italy and abroad is generated by thermoelectrical power sources, while 29.9% is generated by renewable sources (hydroelectrical, wind, geothermal and biomass) and 11.1% from nuclear sources.
In Italy, the net production fell by 12.7%, going from 80.1 TWh to 69.9 TWh, owing both to a growth in imports (+13.8%) and gas shortage occurred in the first quarter of 2006. In particular, thermoelectrical generation (-8.0 TWh) and hydroelectrical production (-2.4 TWh) experienced a decrease.

The net production abroad rose from 18.5 TWh in the first nine months of 2006 to 26.0 TWh for the same period in 2007 (+40.5%). Such increase was mainly due to the consolidation of Slovenské élektrárne, which was carried out starting from the second quarter of 2006.
Distribution of Electricity and Gas
Electricity distributed by the Group in the first nine months of 2007 amounted to 201.0 TWh, of which 191.6 TWh in Italy and 9.4 TWh abroad. The volumes distributed in Italy are substantially in line with the figures posted in the same period of 2006 (+0.6%) and essentially reflect the trend in the domestic electricity demand (+0.2%). Electricity volumes distributed abroad are in line with the figures of the first nine months of 2006 (9.3 TWh).
Gas distributed in Italy in the first nine months of 2007 amounted to 2.2 billion cubic meters, a decrease of 0.4 billion cubic meters against the same figures registered in the same period of 2006 (-15.4%) largely due to the warm weather conditions experienced in the first months of 2007.
FINANCIAL HIGHLIGHTS
Consolidated results for the first nine months of 2007
Revenues totalled 28,760 million euro in the first nine months of 2007, substantially in line (+0.5%) with those of the same period of 2006 (28,621 million euro).
EBITDA totalled 6,711 million euro in the first nine months of 2007, compared with 6,264 million euro posted in the same period of 2006, an increase of 447 million euro (+7.1%). The improvement is due to expansion in all of the operating Divisions, partially offset by lower margins by the Parent Company and in the Services and Other Activities area. More specifically, there was an EBITDA increase equal to 41.5% in the International Division, 15.1% in the Domestic Sales Division, 9.3% in the Domestic Infrastructure and Networks Division and 7.8% in the Domestic Generation and Energy Management Division.
EBIT came to 4,751 million euro in the first nine months of 2007, a drop of 134 million euro (-2.7%) against the same period of 2006. This decline largely reflects the contribution of gross income generated in 2006 in the amount of 263 million euro generated from the exchange of 30.97% of the share capital of Wind for 20.9% of Weather Investments.
Group net income amounted to 2,678 million euro compared with 2,640 million euro for the same period of 2006 (+1.4%) which also included a net income of 256 million euro coming from the aforementioned exchange of Wind for Weather shares. The growth of

Group net income is also attributable to the positive effect of net dividends received by Endesa in the amount of 296 million euro.
Net capital employed at 30 September 2007 came to 43,745 million euro, 43.4% of which was financed by total shareholders’ equity of 18,976 million euro and the remaining 56.6% by net financial debt of 24,769 million euro. This figure increased of 13,079 million euro (+111.9%) from 11,690 million euro as of 31 December 2006, primarily as a result of important foreign acquisitions abroad in the process of being completed as of 30 September 2007. The debt/equity ratio as of 30 September 2007 was 1.31, compared with 0.61 at end-2006.
Capital Expenditure in the first 9 months of 2007 amounted to 2,518 million euro, an increase of 723 million euro against the same period of 2006 (+40.3%). Growth mainly stems from increased investments in power plants in Italy and abroad.
Group employees at 30 September 2007 stood at 56,057, a decrease of 2,491 units from the 58,548 employees at the end of 2006. The reduction is mainly due to a negative net balance between new hires and terminations of 2,635 units.
Consolidated Results for the Third Quarter of 2007
Consolidated financial highlights for the third quarter of 2007 (millions of euro)

	Third quarter	Third quarter
	2007	2006	Change
Revenues	9,903	9,556	+3.6%
EBITDA	2,249	1,903	+18.2%
EBIT	1,617	1,320	+22.5%
Group net income	696	662	+5.1%
Revenues for the period came to 9,903 million euro, an increase of 3.6% over the third quarter of 2006.
EBITDA in the third quarter of 2007 totalled 2,249 million euro compared to 1,903 million euro for the same period of 2006, an increase of 346 million euro (+18.2%). Such increase reflects an overall growth across all operating Divisions partially offset by the reduction in margins by the Parent Company and the Services and Other Activities area.
EBIT for the third quarter of 2007 totalled 1,617 million euro, an increase of 297 million euro (+22.5%) compared to the same period of 2006. This result, compared to the increase in Ebitda, reflects higher depreciation, amortization and impairment losses amounting to 49 million euro (+8.4%).

Group net income in the third quarter of 2007 amounted to 696 million euro, an increase of 34 million euro (+5.1%) compared to the same period in 2006.
SIGNIFICANT EVENTS FOLLOWING THE CLOSING OF THE THIRD QUARTER
PUBLIC TENDER OFFER FOR ENDESA
On 5 October, the Comision Nacional del Mercado de Valores (CNMV) announced that the level of acceptances of the Public Tender Offer jointly launched by Enel Energy Europe (EEE) and Acciona was equal to 46.05% of Endesa’s share capital. In accordance with the agreement stipulated by EEE and Acciona, EEE acquired 42.08% and Acciona acquired 3.97% of Endesa’s share capital. Following the conclusion of the Public Tender Offer, EEE and Acciona respectively own 67.05% and 25.01% of Endesa’s share capital.
On 18 October, the Board of Directors of Endesa, through co-optation, appointed several new board members in order to align its composition to the Endesa’s ownership structure deriving from the outcome of the Public Tender Offer.
On 22 October, the Spanish Ministry of Industry, Tourism and Trade notified the partial acceptance of the administrative appeal filed by Enel and Acciona against certain conditions imposed by the Spanish National Energy Commission (CNE) on the Public Tender Offer for Endesa.
OGK-5
On 24 October, Enel, through its subsidiary Enel Investment Holding (EIH), entered into an agreement for the purchase from Credit Suisse of 7.15% of the share capital of OGK-5 for a total consideration of 10,769 million rubles (equal to approximately 304 million euro). Following the completion of the transaction, EIH holds approximately 37.15% of OGK-5’s share capital and, having exceeded the 30% threshold, is committed, in compliance with Russian laws and regulations, to launch a Public Tender Offer for the entire share capital of the company at a price per share no lower than 4.4275 rubles (the highest purchase price paid by the Offeror for OGK-5 shares over the last six months).
BLUE LINE
On 24 October, Enel, through its subsidiary EIH, completed the acquisition for 1.1 million euro of 100% of Blue Line, a Romanian company which owns rights to develop wind power projects in the Dobrogea region with a capacity of about 200 MW. The projects are planned to become operational in 2010.

OUTLOOK
With the success of the Public Tender Offer for Endesa and the strengthening of the Group’s presence in Russia, Enel has essentially completed its international expansion and transformed itself into a multinational energy company.
It is expected that the operating cash flows generated by the Enel Group as a whole will ensure sufficient resources to meet the financial commitments associated with the above mentioned acquisitions as well as to respect the dividend policy announced to the markets.
Work also continues on programs to achieve operating excellence and growth in the domestic free market, as well as investment plans for research and in the area of renewable energy sources.
It is expected that the new international scale achieved and all the activities carried out in the various areas will generate positive effects already in 2007, whose financial results are expected to improve compared with that of 2006.
ENEL’S STRATEGIES IN THE RUSSIAN MARKET
In the conference call dedicated to illustrate the results of the first nine months of 2007 to the financial community, the CEO Fulvio Conti will provide an update of the strategy being followed by the Group in the Russian market. We are offering an advance summary of this update. The entire presentation will be available on the following web site www.enel.it, in the Investor Relations section, concurrently with the beginning of the conference call scheduled for 5:30 pm today.
The Group’s presence in the Russia dates back to 2004, when Enel was awarded a three-year contract for the management and doubling of the power output of a combined-cycle power plant near Saint Petersburg. Enel’s presence has since then continued to develop until now thanks to acquisitions in upstream gas (through a 40% stake in Enineftegaz), power generation (by means of a stake in OGK-5, which is currently equal to 37.15%) and sale (through a 49.5% stake in RusEnergoSbyt, the largest power supplier in Russia) which has led Enel to become the first foreign group to have a vertically integrated presence in the sector.
The Russian energy market is today extremely attractive to investors. It is a market which enjoys a growth rate which is double that of Western European countries (with a demand for new generation capacity estimated at 40 GW until 2010) and is characterized by a liberalization process which should be completed by 2011. Against this backdrop, OGK-5 (the power generation company which Enel intends to control, following the Public Tender Offer which is currently being examined by the FSFR, the Russian financial market regulator) operates in an area experiencing a significant growth rate, i.e. that of the European part of Russia and the Urals, where it has a well-balanced coal and gas fuel mix.

The OGK-5 development plan for the 2007-2012 period foresees investments amounting to 2.37 billion euro, of which 670 million euro in new generation capacity, 495 million euro in works aimed at improving the existing power plants’ environmental compatibility and safety and 1.2 billion euro to modernize and improve the efficiency of the plants themselves in order to extend their useful life. It is expected that such investments will be financed through OGK-5 operating cash flow.
Fulvio Conti concluded his presentation by saying: “We foresee that Enel’s vertically integrated position and expertise in the Russian energy market can create additional value for OGK-5 and boost the Group’s profitability with sizable operating results”.
A detailed disclosure on the expected impacts on Enel results due to its strategy on the Russian market will come in March 2008 on the occasion of the new industrial plan presentation.
At 5:30 pm a conference call will be held to present the results for the first nine months of 2007 and Enel’s strategies in the Russian market to financial analysts and institutional investors. Journalists are also invited to listen in on the call.
The tables of the results of the main business areas (which do not include intercompany eliminations and the results of the Parent Company), together with the condensed consolidated income statement, balance sheet and cash flow statements are attached below. A summary of the “alternative performance indicators” is also attached.
Pursuant to article 154-bis, paragraph 2, of the Unified Financial Act of February 24, 1998, the executive in charge of preparing the corporate accounting documents at Enel, Luigi Ferraris, declares that the accounting information contained in this press release corresponds to document results, books and accounting records.
ALTERNATIVE PERFORMANCE INDICATORS
The following section describes a number of “alternative performance indicators”, not envisaged under the IFRS-EU accounting principles, which are used in this press release in order to facilitate the assessment of the Group’s performance and financial position.
•	EBITDA: an indicator of Enel’s operating performance, calculated as “Operating income” plus “Depreciation, amortization and impairment losses” and deducting “Income from equity exchange transaction”.

•	Net financial debt: an indicator of Enel’s financial structure, calculated as the sum of “Long-term loans”, the current portion of such loans and “Short-term loans” net of

“Cash and cash equivalents” and the current and non-current financial assets (financial receivables and securities other than equity investments) included in the “Other current assets” and “Other non current assets”.

•	Net capital employed is calculated as the sum of “Current assets” and “Non-current assets” net of “Current liabilities” and “Non-current liabilities” excluding items previously considered in the definition of “Net financial debt”.

Domestic Sales Division
Results (euro million):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2007	2006	Change	2007	2006	Change
Revenues	16,066	15,914	1.0%	5,449	5,138	6.1%
Ebitda	191	166	15.1%	76	12	—
Ebit	18	85	-78.8%	41	(20)	—
Capex	24	22	9.1%	7	8	-12.5%
Domestic Generation and Energy Management Division
Results (euro million):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2007	2006	Change	2007	2006	Change
Revenues	12,383	11,719	5.7%	4,559	3,814	19.5%
Ebitda	2,861	2,653	7.8%	950	795	19.5%
Ebit	2,162	1,969	9.8%	716	548	30.7%
Capex	781	526	48.5%	292	210	39.0%
Domestic Infrastructure and Networks Division
Results (euro million):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2007	2006	Change	2007	2006	Change
Revenues	4,137	4,080	1.4%	1,393	1,313	6.1%
Ebitda	2,758	2,524	9.3%	976	788	23.9%
Ebit	2,124	1,922	10.5%	762	588	29.6%
Capex	1,001	979	2.2%	336	331	1.5%

International Division
Results (euro million):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2007	2006	Change	2007	2006	Change
Revenues	3,076	2,125	44.8%	1,020	861	18.5%
Ebitda	873	617	41.5%	246	244	0.8%
Ebit	491	415	18.3%	120	164	-26.8%
Capex	671	228	—	358	98	—
Services and Other Activities
Results (euro million):

	First nine	First nine		Third	Third
	months	months		quarter	quarter
	2007	2006	Change	2007	2006	Change
Revenues	820	782	4.9%	274	272	0.7%
Ebitda	135	141	-4.3%	38	44	-13.6%
Ebit	75	78	-3.8%	19	23	-17.4%
Capex	36	37	-2.7%	11	10	10.0%

Condensed Consolidated Income Statement

3rd Quarter				Millions of euro	First nine months
2007	2006	Change			2007	2006	Change

9,903	9,556	347	3.6%	Total revenues	28,760	28,621	139	0.5%

7,684	7,473	211	2.8%	Total costs	22,049	21,813	236	1.1%

30	(180)	210	—	Net income/(charges) from commodity risk management	—	(544)	544	—

2,249	1,903	346	18.2%	GROSS OPERATING MARGIN	6,711	6,264	447	7.1%

—	—	—	—	Income from equity exchange transaction	—	263	(263)	—

632	583	49	8.4%	Depreciation, amortization and impairment losses	1,960	1,642	318	19.4%

1,617	1,320	297	22.5%	OPERATING INCOME	4,751	4,885	(134)	-2.7%

293	44	249	—	Financial income	1,132	205	927	—
707	247	460	—	Financial expense	1,459	689	770	—
(414)	(203)	(211)	—	Total financial income/(expense)	(327)	(484)	157	32.4%

2	1	1	—	Share of income/(expense) from equity investments accounted for using the equity method	3	(7)	10	—

1,205	1,118	87	7.8%	INCOME BEFORE TAXES	4,427	4,394	33	0.8%

500	425	75	17.6%	Income taxes	1,674	1,674	—	—

705	693	12	1.7%	NET INCOME FOR THE PERIOD (shareholders of the Parent Company and minority interests)	2,753	2,720	33	1.2%

9	31	(22)	-71.0%	Attributable to minority interests	75	80	(5)	-6.3%
696	662	34	5.1%	Attributable to shareholders of the Parent Company Earning per share (euro) (1)	2,678 0,43	2,640 0,43	38 —	1.4 —%

(1)	Diluted earnings per share are equal to earnings per share.

Condensed Consolidated Balance Sheet

Millions of euro
	at Sept. 30, 2007	at Dec. 31, 2006	Change

ASSETS

Non-current assets
- Property, plant and equipment and intangible assets	37,315	35,557	1,758
- Goodwill	2,442	2,271	171
- Investments accounted for using the equity method	11,991	56	11,935
- Other non-current assets (1)	4,593	3,616	977
Total	56,341	41,500	14,841

Current assets
- Trade receivables	8,363	7,958	405
- Inventories	1,341	1,209	132
- Cash and cash equivalents	1,769	547	1,222
- Other current assets (2)	5,527	3,286	2,241
Total	17,000	13,000	4,000

TOTAL ASSETS	73,341	54,500	18,841

LIABILITIES AND SHAREHOLDERS’ EQUITY

- Equity attributable to the shareholders of the Parent Company	18,246	18,460	(214)
- Equity attributable to the minority interests	730	565	165
Total	18,976	19,025	(49)

Non-current liabilities
- Long-term loans	21,688	12,194	9,494
- Other provisions and deferred tax liabilities	9,938	9,288	650
- Other non-current liabilities	2,603	1,160	1,443
Total	34,229	22,642	11,587

Current liabilities
- Short-term loans and current portion of long-term loans	6,248	1,409	4,839
- Trade payables	5,839	6,188	(349)
- Other current liabilities and tax provision for the period	8,049	5,236	2,813
Total	20,136	12,833	7,303

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	73,341	54,500	18,841

(1)	Of which long-term financial receivables amounting €148 million at September 30, 2007 and €1,090 million at December 31, 2006.

(2)	Of which short-term financial receivables equal to €1,203 million at September 30, 2007 (€251 million at December 31, 2006) and securities equal to €47 million at September 30, 2007 (€25 million at December 31, 2006).

Condensed Consolidated Statement of Cash Flows

Millions of euro	First nine months
	2007	2006

Cash flows from operating activities (a)	3,910	5,403

Investments in tangible and intangible assets	(2,518)	(1,795)

Investments in entities (or business units) less cash and cash equivalents acquired	(12,702)	(923)
Disposals of entities (or business units) less cash and cash equivalents sold	—	518
(Increase)/Decrease in other investing activities	188	49
Cash flows from investing/disinvesting activities (b)	(15,032)	(2,151)

Change in net financial debt	14,131	(408)
Dividends paid	(1,798)	(2,715)
Increase in share capital and reserves due to the exercise of stock options	41	77
Cash flows from financing activities (c)	12,374	(3,046)

Impact of exchange rate fluctuations on cash and cash equivalents (d)	(8)	(2)

Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	1,244	204

Cash and cash equivalents at beginning of the period	572	508

Cash and cash equivalents at the end of the period	1,816 (1)	712

(1)	Of which € 47 million in short-term securities at September 30, 2007.

Notice of a change in the share capital of Enel S.p.A.
Enel S.p.A. informs the market of the new composition of its share capital (entirely subscribed and paid up) following the partial execution – during the period between October 10, 2007 and October 26, 2007 – of the resolution to increase the aforesaid capital adopted by the Board of Directors at its meeting on March 30, 2005 (for the Stock-option Plan for the year 2004).
Specifically, in the aforesaid period between October 10, 2007 and October 26, 2007 a total of 94,400 ordinary Enel S.p.A. shares were issued and subscribed, all regarding the Stock-option Plan for the year 2004.
The Board of Directors had been specifically authorized to resolve such capital increase by the extraordinary Shareholders’ Meeting of May 21, 2004.
The attestation regarding the new amount of the share capital was filed for recording with the register of companies in Rome on November 7, 2007.

	Current share capital			Previous share capital
			Par value			Par value
	Euro	N. of shares	each	Euro	N. of shares	each
Total	6,182,835,034	6,182,835,034	1 Euro	6,182,740,634	6,182,740,634	1 Euro

Of which:
Ordinary shares	6,182,835,034	6,182,835,034	1 Euro	6,182,740,634	6,182,740,634	1 Euro

(rank for dividend pari passu: January 1, 2007) current coupon number 10

Notice relating to trading of Enel shares by Senior Management

Company: Enel S.p.A.
Declarer: Giulio Ballio (*)	Title: Member of the Board of Directors – Enel S.p.A.
Transactions related to shares and equivalent financial instruments and associated convertible bonds

		Financial				Amount paid/received
Date	Transaction [1]	instrument [2]	ISIN code	Quantity	Unit price	in the transaction	Source [3]

October 26, 2007	A	AZO Enel	IT0003128367	14,215	€8.215	€116,776.225	MERC-IT

Sub-TOTAL (A) [4]						€116,776.225

Transactions related to financial instruments associated to shares referred to in art. 152-sexies, paragraph 1, letters b1) and b3) of the Consob Regulation on issuers discipline adopted with Resolution n. 11971 of May 14, 1999 and subsequent amendments

Underlying
		Financial	Type of	ISIN	financial	Actual			Potential			Fea-
Date	Transaction [5]	instrument [6]	right [7]	code	instrument [8]	investment/disinvestment			investment/disinvestment			tures [9]
							Unit			Unit
						Qty	price	Amount	Qty	price	Amount

—	—	—	—	—	—	—	—	—	—	—	—	—

Sub-TOTAL (B) [10]											0

TOTAL (A) + (B)											€116,776.225

(*)	the transaction was carried out by Mr. Ballios’ wife

[1]	Indicate the kind of transaction:
A = Purchase;
V = Sale;
S = Subscription;
X = Exchange.
2 Indicate the financial instrument involved in the transaction:
AZO = ordinary shares;
AZP = preference shares;
AZR = saving shares;
OBCV = convertible bonds or other debt financial instruments convertible into shares or exchangeable for shares;
EQV = other financial instruments, equivalent or representative of shares. Also indicate the company that issued the financial instrument involved in the transaction.
3 Indicate the origin of the transaction:
MERC-IT = transaction over Italian regulated market;
MERC-ES = transaction over foreign regulated markets;
FMERC = off-market transaction and blocks;
CONV = conversion of convertible bonds or exchange of debt financial instruments for shares;
MERC-SO = transaction over regulated market concurrent to exercise of stock option – stock grant;
ESE-DE = exercise of derivatives or settlement of other derivatives (future, swap);
ESE-DI = exercise of rights (warrant/covered warrant/securitised derivatives/rights).
4 Indicate the total amount of the transactions listed in the form.
5 Indicate the type of transaction:
A = Purchase;
V = Sale;
S = Subscription;
O = other, in which case specify.
6 Indicate the type of financial instrument involved in the transaction:
W = warrant;
OBW = bond cum warrant;
SD = securitised derivative;
OPZ = option;
FUT = future contract;
FW = forward contract;
OS = structured bond;
SW = swap;
DIR = rights.
7 Indicate the category of derivative financial instrument involved in the transaction (only for options):
CE = call European style;
PE = put European style;
CA = call American style;
PA = put American style;
O = other, in which case specify.
8 Indicate the underlying financial instrument (share).
9 Indicate the main conditions characterizing the financial instrument involved in the transaction (including at least: strike price, exercise ratio and expiry date).
10 Indicate the total amount of the transactions listed in the form, calculated taking in consideration the potential investment/disinvestment.

9M2007 Results and strategic update on Russia November 8, 2007

Agenda 2007 9M results Strategic update on Russia Q&A Annexes

Financial highlights: Consolidated 9M06 9M07% €mn (1) As of December 31, 2006 9M2007 Results

EBITDA evolution (&128;mn) 6,264 +25 +208 +234 +256 -276 6,711 9M07 9M06 Market G&EM I&R International S&H Including intercompany adjustments 1 +447 9M2007 Results

+25 166 +16 -113 +122 EBITDA evolution: domestic market division (&128;mn) 9M07 9M06 Regulated market Free market 191 Other & non recurring 9M2007 Results

EBITDA evolution: domestic G&EM division (&128;mn) +208 9M07 9M06 Generation margin Fair value Bilateral contracts with SB Non recurring 2,653 +194 +106 -92 2,861 9M2007 Results

9M2007 Results

Enel SpA
Investor Relations

Fuel cost evolution

Average fuel cost
(€/MWh)


-11.3%
52.4
46.5
9M06
9M07


-7.3%
307.1
284.6
9M06
9M07

Oil (€/ton)


-6.9%
27.36
25.47
9M06
9M07

Gas (c€/mc)


+12.6%
57.9
65.2
9M06
9M07

Coal (€/ton)

7

EBITDA evolution: domestic I&N division (&128;mn) +234 2,524 +292 +27 2,758 9M07 9M06 Electricity -85 Gas 9M2007 Results Non recurring

Iberia South-Eastern Europe Centrel Russia Americas France and Belgium total 603 599 599 859.4 866.8 872.8 Iberia 202 14 188 South-Eastern Europe 143 4 139 Centrel 184 260 444 Russia 5 7 12 Americas 83 25 108 France and Belgium 0 19 -19 EBITDA evolution: international division (&128;mn) +256 9M07 9M06 Iberia South-Eastern Europe Centrel Russia America France & Belgium -14 -19 -4 +260 +7 +25 12 -18 617 873 9M2007 Results 5

ebitda divisione gem total 94 71 28 210 23 43 304 28 EBITDA evolution: services & holding1 (&128;mn) Including intercompany adjustments -276 304 -210 -23 28 -43 9M07 9M06 Import Non recurring Other 9M2007 Results

Other Geothermal Wind Hydro Focus on renewables 167 +14 +20 9M07 9M06 Domestic International 201 +34 Ebitda Evolution 9M2007 Results 1,234 9M07 9M06 +29.8% Capacity (MW) 650 537 47 7 45 622 928 1,602 2,749 9M07 9M06 +36.7% Production (GWh) 1,532 963 254 21 230 919 2,588 3,758

Net debt evolution (&128;mn) -13,079 Cash flow from operations Capex Extra-ordinary activities Net financial charges -11,690 +5,358 -2,518 -24,769 -12,665 1 -789 30/9/2007 31/12/2006 -668 Dividends -1,798 Taxes Including net debt of acquisitions 9M2007 Results

2007 9M result Strategic update on Russia Q&A Annexes Agenda

Enel has built Russia's first vertically integrated position in the energy sector Supply Power generation Upstream gas 40% of a JV with ENI At full production 40%-50% of OGK-5 demand 37.15% of OGK5 Public offer filed 8,700 MW capacity, with balanced mix (50% gas and 50% coal) 40 TWh expected to be generated in 2007, with 100% exposure to West Russia and Urals 49.5% of RusEnergoSbyt 35TWh expected to be sold in 2007 Strong regional reach with 25 offices and 7 branches o Early mover advantage and reduced risks in a huge, liberalizing market

Three year contract with RAO UES: On time completion of 450 MW unit 2 and Russia's longest heat pipeline EBITDA growth from 5 &128;Mn (2004) to 30 &128;Mn (2007F) Thermal efficiency increase O&M costs alignment to international benchmarks (10% reduction and 12 &128;Mn capex and O&M savings) 30% HR reduction First mover in independent electricity supplies in Russia Direct experience in the supply sector through Rusenergosbyt A proven track record of bringing innovation and creating value Generation St. Petersburg 450 MW CCGT Supply RusEnergoSbyt Enel's experience and track record in Russia Power generation

High profitability Generation hedging Security of supply Competitive Supply Participating in a worldwide major project Partnership with E&P leading companies Value of gas reserves in a tight domestic market Strategic rationale Entry in a key strategic sector Developing a robust presence in the entire value chain Upstream gas

Acquisition (2007, April 4th) of undeveloped upstream gas assets by a JV ENI - Enel (60%-40%) Gazprom Call Option Agreement: Gazprom option to acquire a 51% interest within 2 years from acquisition Gazprom to transport the natural gas to final users in Russia and/or off-take the entire production Enel's acquisition cash consideration (after Gazprom call option exercise): USD 417 million Acquisition overview ENI Russia BV1 100% (49% Post Gazprom entry) Purchased Assets : Artikgaz (100%) Urengoil (100%) Neftegaztechnologia (100%) OOO EniNefteGaz 2 51% call option 60% Eni International B.V. Enel Investment Holding B.V. 40% 1 Renamed Arctic Russia BV 2 To be renamed Upstream gas

Acquired companies holding hydrocarbon licences for the exploration and production of oil and gas Fields located in West Siberia Urengoy Area Next to the giant fields being developed by Gazprom Connected with the "unified" national transportation system Asset overview Overall hydrocarbons resources: 5 billion BOE Upstream gas

Russia is one of the most attractive power markets to invest in OGK-5 owns some of the most competitive assets in this market A clear path to full independent control by 1Q 2008 is available OGK-5 will benefit from Enel's vertical integration Strategic rationale Power generation

High new-build costs of over 1,000 $/kW increase the value of existing and infra-marginal assets Source: RAO UES Over 1,000 TWh of demand growing at 2.5 - 4.2% per year 40 GW new capacity required by 2010 Russia, the fourth largest power market in the world Power generation ^^^^^^^^^^^ ^ ^^^^^^^^, ^^^ ^^^^^^^^ ^ ^^^^^^ ^^^^^^^, ^^^ 2004 39.9 41.9 2005 40.5 42 2006 41.5 41.4 2007 42.3 40.7 2008 43.1 40.3 2009 44.8 40.4 ^^^^^^^^^^^ ^ ^^^^^^^^, ^^^ ^^^^^^^^ ^ ^^^^^^ ^^^^^^^, ^^^ 2004 47.8 52.1 2005 48.2 53.2 2006 49.6 53.1 2007 50.6 53.1 2008 53.4 52.3 2009 53.9 52.2 Urals IES South IES Center IES Capacity demand, GW Capacity supply including decommissioning, GW ^^^^^^^^^^^ ^ ^^^^^^^^, ^^^ ^^^^^^^^ ^ ^^^^^^ ^^^^^^^, ^^^ 2004 11.4 12.4 2005 11.5 11.9 2006 11.6 12 2007 11.7 12.2 2008 11.84 12.3 2009 12 12.6

Russia: non households electricity market scenario 1/1/2007 7/1/2007 1/1/2008 7/1/2008 1/1/2009 7/1/2009 1/1/2010 7/1/2010 1/1/2011 Est 90 85 80 70 65 45 35 15 0 5-10% 10-15% 15-20% 25-30% 30-35% 50-55% 60-65% 80-85% 100% Deregulated market (marginal price) Regulated market (tariff) Source: RAO UES Liberalization process initiated by government on track and expected to be achieved by 2011 Power generation

32 69 GW 140 8 76% of demand (~750TWh) Gas-dominated Highest growth rates (4-6%) European Russia & Urals Siberia Far East 21% of demand (~ 205 TWh) Hydro and coal dominated Growth 2-3% Isolated regions 3% of demand (~30 TWh) No liberalization expected European Russia and Urals are the most attractive regions Marginal nodal pricing is used Indicative Merit order curve Indicative Merit order curve Hydro Nuke Coal Gas Fuel Oil Price/MWh Price/MWh 19 27 GW 35 11 Power generation

Fuel price index gas coal Increasing dark spread Coal assets in gas-fired regions will benefit most from deregulation Russian government guidelines: gas prices to reach European net back by 2011 Coal prices to increase with inflation Expected upsides from deregulation Power generation

OGK-5 owns some of the most competitive assets in Russia Location Capacity (MW) Generation 2006 (TWh) Capacity factor ( %) Fuel mix 1 Exposure to European Russia & Urals Transaction multiple 2 OGK-1 9,531 47.2 57% 100% - OGK-2 8,695 48.1 63% 100% 500 OGK-3 8,497 30.6 41% 70% 610 OGK-4 8,630 51.0 68% 83% 750 OGK-5 8,672 40.4 53% 100% 668 OGK-6 9,052 32.9 41% 85% - Gas Coal Est 74 26 Gas Coal Est 68 42 Gas Coal Est 51 49 Gas Coal Est 52 48 Gas Coal Est 87 13 Gas Coal Est 83 17 Source: Companies data; RAO UESR; Business news Largest coal and European exposure Power generation Referred to production EV/Inst Cap (USD/MW)

OGK-5 allows a clear path to control: Key events No Shareholder Agreement required unlike other OGKs, allowing maximum management independence and flexibility 4 Enel representatives appointed to OGK-5 Board in August plus others to OGK-5 management committes Integration process under way with 30 Enel experts mobilized locally 1° Trim. 2° Trim. 3° Trim. 4° Trim. Est 37.15 23.67 36.51 26.34 Others 36.51% 37.15% Russian Federation 26.34% 1° Trim. 2° Trim. 3° Trim. 4° Trim. Est 37.15 23.67 75 25 Others 25% RAO UES 75% 1° Trim. 2° Trim. 4° Trim. Est 73.66 23.67 26.34 Up to 73.66% Russian Federation 26.34% OGK-5 ownership structure Before 6.6.2007 At present Post Public Offer Stake Purchase price Enel's OGK-5 stake 6.6.2007 RAO UES sale of an OGK-5 stake 25.03% 1.12 &128;bn 25.03% 6.22.2007 Enel purchase of OGK-5 shares 4.96% 0.21 &128;bn 29.99% August 2007 FAS approval to reach 100% September 2007 Spin off from RAO UES completed 10.24.2007 Enel purchase of OGK-5 shares 7.15% 0.30 &128; bn 37.15% 10.29.2007 Mandatory Public Offer Filing to FSFR Up to 74%* * assuming Russian federation will not adhere to the public tender offer Exchange rates referred to transaction date Power generation

Installed capacity 2,400 MW Main fuel gas Share in OGK-5 electricity sales 21% Load factor 40% Sales volume 2006 8.1 TWh Konakovskaya GRES Installed capacity 1,182 MW Main fuel gas Share in OGK-5 electricity sales 16% Load factor 64% Sales volume 2006 6.1 TWh Sredneuralskaya GRES Installed capacity 1,290 MW Main fuel gas Share in OGK-5 electricity sales 16% Load factor 57% Sales volume 2006 6 TWh Nevinnomysskaya GRES Installed capacity 3,800 MW Main fuel coal Share in OGK-5 electricity sales 47% Load factor 57% Sales volume 2006 18 TWh The largest coal-fired plant in Russia Reftinskaya GRES OGK-5 asset overview 4 power plants, 8700 MW, 40 TWh production Tver Region Stavropol Region Sverdlovsk Region Sverdlovsk Region Power generation

Moscow ^ OGK-5 investment plan Nevinnomysskaya GRES CCGT Fuel Gas Installed capacity 400 MW Commissioning 2010 Fuel supplier Gazprom Capex: 0.30 &128;bn 2.37 &128;bn Investment Plan (2007-2012) 670 &128;mn New capacity 495 &128;mn Safety and Environmental Capex 1.2 &128;bn Stay in business/life extension Up to 9500 MW total installed capacity by 2010 Sredneuralskaya GRES CCGT Capex: 0.37 &128;bn Fuel Gas Installed capacity 410 MW Commissioning 2010 Fuel supplier Itera Increasing capacity and efficiency Reducing environmental impact Existing power plants Approved: EPC contract under finalization Power generation

OGK-5 fuel supplies Novatek Itera Gazprom 4 34 62 OGK-5 gas suppliers (2006) 4% 62% 34% GAS Total gas consumption: ~6.5 bcm (2006) Five year take-or-pay contract with Gazprom (2008- 2012) Diversified portfolio of gas suppliers At full gas production up to 50% of OGK-5 demand will be hedged by own equity gas Enel Others 0.5 0.5 OGK-5 gas suppliers (at regime) 50% Others 50% Half of OGK-5 gas demand could be supplied from Enel reserves Power generation

RusenErgoSbyt A first mover in independent electricity trading 49.5% held by Enel since 2006 in partnership with ESN Significant growth since Enel entry: from 22.7 TWh (2006) to 35 TWh (2007F) 33 regions served in 2007, growing to 47 in 2008 260,000 households served (2006) 25 local offices, 7 branches ~860 employees (750 in local branches) Regions supplied in 2007 Regions to be supplied from 2008 A unique opportunity to participate in the supply sector Supply

Conclusions Russia is one of the most attractive power markets worldwide Current status of liberalization makes investing in Russia similar to investing in Western Europe at the end of the 1990's OGK-5 is best positioned to take advantage of the new framework Enel integrated position and previous experience in Russia will create additional value for OGK-5 Russia expected to boost Enel profitability

Agenda 2007 9M result Strategic update on Russia Q&A Annexes

Enel's electricity sales 127.3 117.0 +8.8% Italy International 9M07 9M06 Volumes sold (TWh) Annexes - 9M2007 Results

Italian electricity market overview (TWh) Pumped storage consumption Net production Import 252.6 252.2 Enel Net production -6.5 -5.5 +0.2% 9M07 9M06 Annexes - 9M2007 Results

Electricity - Total market sales1 +0.2% +87.5% -15.0% +1.6% -2.3% Enel Other eligible3 107.0 106.5 Excluding losses on the grid. Data relating to other operators are Enel's estimates Including Dual Energy Sales to the eligible market including self-consumption Free customers2 (thousand) 827.0 120.5 9M07 9M06 free eligible3 129.0 129.9 236.0 236.4 Enel's domestic electricity sales (TWh) 9M06 9M07 free Annexes - 9M2007 Results

Enel's net production (TWh) -2.7% 98.6 95.9 Italy International 9M07 9M06 Annexes - 9M2007 Results

Group production mix (%) -2.7% Other renewables Coal Nuclear Gas CCGT Hydro Oil & Gas ST/OCGT 98.6 TWh 95.9 TWh 9M07 9M06 Annexes - 9M2007 Results

+0.6% 199.9 201.0 Italy 1 International 9M07 9M06 Enel's electricity distribution (TWh) 1. Net of energy dispatched in the previous years Annexes - 9M2007 Results

Italian gas market overview (bcm) Thermoelectric Other Industrials Residential & Commercial 61.6 58.5 -5.0% 9M07 9M06 1.7 1.7 Source: Ministry of the Economic Development and Enel estimates Annexes - 9M2007 Results

Enel's gas sales Volumes sold (bcm) Customers (thousand) -9.4% +6.3% 9M07 9M06 9M07 9M06 Annexes - 9M2007 Results

Enel's gas distribution -15.4% +0.2% Volumes distributed (bcm) End users (thousand) 9M07 9M06 9M07 9M06 Annexes - 9M2007 Results

Net Production : Geographical breakdown 9M06 9M07% (GWh) Annexes - 9M2007 Results

(GWh) Net production : source breakdown Annexes - 9M2007 Results

Domestic net production mix (%) -12.7% Other renewables Coal Gas CCGT Hydro Oil & Gas ST/OCGT 80.1 TWh 69.9 TWh 9M07 9M06 Annexes - 9M2007 Results

International net production mix (%) +40.5% Other renewables Coal Nuclear Hydro Oil & Gas ST/OCGT 18.5 TWh 26.0 TWh 9M07 9M06 Annexes - 9M2007 Results

Domestic G&EM division: CO2 emissions vs. allowances CO2 Emissions (Mt) 9M06 9M07 38.8 33.6 Deficit Allowances Annexes - 9M2007 Results

International sales (TWh) +108% 9M07 9M06 10.0 20.8 Annexes - 9M2007 Results

Domestic electricity distribution (TWh) 190.6 191.6 9M07 9M06 +0.5% Net of energy dispatched in the previous years Annexes - 9M2007 Results

Income statement &128; mn 9M06 9M07 % Annexes - 9M2007 Results

From EBIT to EPS &128; mn 9M06 9M07 % Annexes - 9M2007 Results

Balance sheet &128; mn FY06 9M07 % Annexes - 9M2007 Results

Debt structure 1 Including current maturities of long-term debt 2 Including factoring and other current receivables Average debt maturity: 7 years and 8 months Average cost of debt: 4.9% (Fixed+hedged)/Total long-term debt: 81% (Fixed+hedged)/Total net debt: 68% Rating: S&P's = A/A-1 C.W. negative; Moody's = A1/P-1 C.W. negative &128; mn % FY06 9M07 Annexes - 9M2007 Results

1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Average residual maturity 0.211111111111111 0.167361111111111 0.132638888888889 0.172916666666667 0.169444444444444 0.209722222222222 0.252777777777778 0.296527777777778 0.296527777777778 0.303 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Average cost of debt 0.062 0.059 0.055 0.052 0.047 0.044 0.044 0.043 0.046 0.049 Average cost of debt 6.2% 4.7% 4.3% 5.9% 5.5% 5.2% 4.6% 4.9% 4.4% 4.4% Average residual maturity 5:4 4:4 7:7 4:1 3:11 4:9 7:7 7:8 5:2 6:4 Net financial debt (&128;bn) 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Net financial debt 12.677 12.094 13.383 21.93 24.467 24.174 24.514 12.312 11.69 24.8 12.7 24.5 12.3 12.1 13.4 21.9 11.7 24.8 24.2 24.5 Fixed + Hedged/Total debt 1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 Fixed + Hedged/Total debt 0.53 0.61 0.54 0.42 0.44 0.6 0.53 0.81 0.8 0.68 53% 44% 81% 61% 54% 42% 80% 68% 60% 53% 1 As of September 30, 2007 1 1 1 Debt evolution Annexes - 9M2007 Results

Financial debt evolution 12.31.2005 &128;m Bank loans - maturities > 12 months Bonds - maturities > 12 months Other loans - maturities > months Long-term financial credits - maturities > 12 months Total net long-term financial debt - Maturities > 12 months Bank loans - maturities < 12 months Bonds - maturities < 12 months Other loans - maturities < 12 months Long-term financial credits - maturities < 12 months Total net long-term financial debt - Maturities < 12 months Other short-term bank debt Commercial paper Other short-term financial debt Short-term debt Factoring receivables Other short-term financial receivables Cash at banks and marketable securities Total net short-term debt (including current maturities) Net financial debt Net equity Debt/Equity ratio Average cost of debt 06.30.2006 12.31.2006 09.30.2007 2,782 8,043 142 -63 10,904 399 487 49 -3 932 970 275 116 1,361 -374 -3 -508 1,408 12,312 19,416 0.63 4.3% 2,975 8,293 219 -201 11,286 340 487 33 0 860 1,442 1,194 40 2,676 -212 -12 -521 2,791 14,077 18,995 0.74 4.5% 3,677 8,375 142 -1,090 11,104 233 59 31 -30 293 542 531 13 1,086 -211 -10 -572 586 11,690 19,025 0.61 4.6% 5,807 15,780 101 -148 21,540 258 63 25 -995 -649 2,417 3,374 111 5,902 -195 -13 -1,816 3,229 24,769 18,976 1.31 4.9% Annexes - 9M2007 Results

EBIT by business area (&128;mn) 4,751 4,885 -134mn -2.7% +9.8% +10.5% +18.3% 9M07 9M06 -44 18 1 Including elisions 1 Annexes - 9M2007 Results

Domestic Market division details &128; mn 9M06 9M07 1 As of December 31, 2006 % Annexes - 9M2007 Results

&128; mn 9M06 9M07 1 As of December 31, 2006 % Domestic Generation & Energy Management division details Annexes - 9M2007 Results

Domestic Infrastructure & Network division details As of December 31, 2006 &128; mn 9M06 9M07% 1 Annexes - 9M2007 Results

International activities details 1 As of December 31, 2006 &128; mn 9M06 9M07% 1 Annexes - 9M2007 Results

Services & Holding details Excluding inter-company adjustments equal to &128;-6mn in 9m07 and &128;-12mn in 9m06 respectively 1 1 &128; mn 9M06 9M07 % Annexes - 9M2007 Results

Services & Holding details - Continued 1 As of December 31, 2006 &128; mn 9M06 9M07 % Annexes - 9M2007 Results

Capex by business area (&128;mn) 2,518 1, 795 +723mn +40.3% +9.1% +48.5% +2.2% +194.3% +2.5% 9M07 9M06 24 22 Annexes - 9M2007 Results

&128;mn 2006 non-recurring items analysis Green certificates reimbursement Reserve capacity reimbursement Resolution 20/4 Terna Siemens litigation Terna bonus shares Modena capital gain Trento capital gain Energy adjustment Gas adjustment Maritza Total 41 51 23 85 71 15 33 319 2006 Annexes - 9M2007 Results

Disclaimer THESE SLIDES HAVE BEEN PREPARED BY THE COMPANY SOLELY FOR THE USE DURING THE CONFERENCE CALL ON ENEL'S 9M2007 RESULTS AND STRATEGIC UPDATE ON RUSSIA. THE INFORMATION CONTAINED HEREIN HAS NOT BEEN INDEPENDENTLY VERIFIED. NONE OF THE COMPANY OR REPRESENTATIVES SHALL HAVE ANY LIABILITY WHATSOEVER IN NEGLIGENCE OR OTHERWISE FOR ANY LOSS HOWSOEVER ARISING FROM ANY USE OF THESE SLIDES OR THEIR CONTENTS OR OTHERWISE ARISING IN CONNECTION WITH THESE SLIDES OR ANY MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE CALL. THIS DOCUMENT IS BEING FURNISHED TO YOU SOLELY FOR YOUR INFORMATION AND MAY NOT BE REPRODUCED OR REDISTRIBUTED TO ANY OTHER PERSON. THE INFORMATION CONTAINED HEREIN AND OTHER MATERIAL DISCUSSED DURING THE ABOVE CONFERENCE CALL MAY INCLUDE FORWARD-LOOKING STATEMENTS THAT ARE NOT HISTORICAL FACTS, INCLUDING STATEMENTS ABOUT THE COMPANY'S BELIEFS AND EXPECTATIONS. THESE STATEMENTS ARE BASED ON CURRENT PLANS, ESTIMATES, PROJECTIONS AND PROJECTS, AND THEREFORE YOU SHOULD NOT PLACE UNDUE RELIANCE ON THEM. FORWARD LOOKING STATEMENTS INVOLVE INHERENT RISKS AND UNCERTAINTIES. WE CAUTION YOU THAT A NUMBER OF IMPORTANT FACTORS COULD CAUSE ACTUAL RESUTLS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN ANY FORWARD-LOOKING STATEMENT. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO: TRENDS IN ENEL'S CORE ENERGY BUSINESS, ITS ABILITY TO IMPLEMENT COST-CUTTING PLANS, CHANGES IN THE REGULATORY ENVIRONMENT AND FUTURE CAPITAL EXPENDITURE. PURSUANT TO ARTICLE, 154-BIS, PARAGRAPH 2, OF THE UNIFIED FINANCIAL ACT OF FEBRUARY 24, 1998, THE EXECUTIVE IN CHARGE OF PREPARING THE CORPORATE ACCOUNTING DOCUMENTS AT ENEL, LUIGI FERRARIS, DECLARES THAT THE ACCOUNTING INFORMATION CONTAINED HEREIN CORRESPOND TO DOCUMENT RESULTS, BOOKS AND ACCOUNTING RECORDS.

Contact us Luca Torchia (Head of IR) Massimiliano Bevignani (Stock analysis and IR reporting) Donatella Izzo (Buy-side) Fausto Sblandi (Sell-side) Investor Relations Team (investor.relations@enel.it) Visit our website at: www.enel.it (Investor Relations) +39 06 83053437 +39 06 83057023 +39 06 83057449 +39 06 83052226

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Società per Azioni
By:	/s/ Avv. Claudio Sartorelli
	Name:	Avv. Claudio Sartorelli
	Title:	Secretary of Enel Società per Azioni

Dated: November 8, 2007